NXT to Present at the 2009 RedChip New York Equities Conference

Tuesday September 29, 2009

NXT Energy Solutions Inc.

Trading Symbol - “SFD”–TSX-V; “NSFDF”–NASDAQ-OTCBB

CALGARY, ALBERTA- NXT Energy Solutions Inc. (“NXT” or “the Company") is pleased to announce that the Company’s Chief Executive Officer, George Liszicasz and Chief Financial Officer, Ken Rogers are scheduled to present at the 2009 RedChip New York Equities Conference in New York City on September 30th.  The Company’s presentation is scheduled for 11:05am. Eastern Time at the NASDAQ MarketSite (4 Times Square, at 43rd and Broadway) and will be webcast live and archived for 90 days at http://www.RedChip.com

Mr. Liszicasz and Mr. Rogers will provide an overview on NXT, its proprietary SFD™ survey technology and its recent operations in Colombia.

For additional information or to schedule a one-on-one meeting with NXT at this event, please contact Jon Cunningham at 407-644-4256, Ext. 107, or email conference@redchip.com.

About NXT

NXT is in the business of providing wide-area airborne services to clients utilizing its proprietary SFD™ Survey System to search for new oil and gas fields.  The Company rapidly identifies and ranks prospective areas with sub-surface structure and charged reservoir potential.  The service provides an efficient, cost-effective method for surveying large tracts of land and delivering an inventory of high impact SFD™ qualified prospects.

About RedChip Companies, Inc.

RedChip Companies is an international, small-cap research and financial public relations firm headquartered in Orlando, Florida; with affiliate offices in Qingdao, China; Paris, and San Diego. Since 1993, RedChip has been a source for small-cap research and investor awareness services for emerging growth companies, delivering concrete, measurable results for its clients through its extensive national and international network of small-cap institutional and retail investors.

RedChip Contact Info:

RedChip Companies, Inc.

Jon Cunningham

1-800-733-2447, Ext. 107

info@redchip.com

For further information on NXT contact:

Ken Rogers, VP Finance and CFO	Dave Burwell
NXT Energy Solutions Inc.	The Howard Group
Suite 1400, 505 3rd Street, S.W.,	Suite 300, 1032 17th Ave. S.W.
Calgary, Alberta, Canada T2P 3E6	Calgary, Alberta, Canada T2T 0A5
Tel: (403) 264-7020	Tel: (403) 221-0915
Fax: (403) 264-6442	Fax: (403) 237-8387
nxt_info@nxtenergy.com	info@howardgroupinc.com
www.nxtenergy.com	www.howardgroupinc.com

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may include forward-looking statements including opinions, assumptions, estimates and expectations of future prospects for the Company and financial projections. When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend," "may," "project," "plan,", ”schedule”, "will," "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable; there can be no assurance that such expectations will be realized. Any number of important factors could cause actual results to differ materially from those in the forward-looking statements including, but not limited to, the volatility of oil and gas prices, the ability to implement corporate strategies, the state of capital markets, the ability to obtain financing, changes in the oil and gas industry, operating risks, reserve estimates, changes in general economic conditions and other factors more fully described from time to time in the reports and filings made by the Company with securities regulatory authorities.

Neither the TSX-Venture nor NASDAQ OTCBB Exchanges accept responsibility for the adequacy or accuracy of this news release.